UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02017785

February 5, 2002

NO ACT
P.E 12-18-01
1-09044

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2002

George C. Gaskin
Long Aldridge & Norman LLP
303 Peachtree Street, Suite 5300
Atlanta, GA 30308

Re: Duke Realty Corporation
Incoming letter dated December 18, 2001

Dear Mr. Gaskin:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Duke Realty by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Thomas Harrington
Fund Chairman
Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, MA 01887

CRGM

LONG ALDRIDGE & NORMAN LLP
ATTORNEYS AT LAW

December 18, 2001

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Duke Realty Corporation ("Duke"), to omit from its proxy statement and form of proxy for Duke's 2002 Annual Meeting of Shareholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") a statement in support thereof (the "Supporting Statement") received from the Massachusetts State Carpenters Pension Fund (the "Proponent").[1] The Proposal requests that Duke's Board of Directors "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors." The Proposal includes a seven-prong definition for determining who is considered an "independent director." A copy of the Proposal and Supporting Statement are attached to this letter as Exhibit A.

Duke believes that the Proposal may be excluded from the 2002 Proxy Materials on the bases set forth below, and in particular pursuant to Rule 14a-8(b) and 14a-8(f) because the Proponent has not proven ownership of at least $2,000 of Duke securities for the required one year period, as described in more detail below. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any type of enforcement action if Duke omits the Proposal from the 2002 Proxy Materials.

[1] The proposal from the Massachusetts State Carpenters Pension Fund that we refer to in this letter is the revised proposal sent to Duke on November 29, 2001. The revised proposal corrected factual inaccuracies in the statement of support for the original proposal, sent to Duke on November 9, 2001.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. The attachments include the following:

1. Exhibit A, which includes the full text of the Proposal and its supporting statement;

2. A letter dated November 9, 2001 from the Proponent regarding the Proposal;

3. A letter dated November 21, 2001 to the Proponent notifying it of a procedural defect and factual inaccuracies with respect to the Proposal, with confirmation of the Proponent's receipt of the facsimile transmission; and

4. A letter dated November 29, 2001 from the Proponent containing a revised proposal correcting certain factual inaccuracies in the original Massachusetts Carpenters Supporting Statement.

Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of Duke's intention to omit the Proposals and the Supporting Statements from the 2002 Proxy Materials. Duke intends to begin distribution of its definitive 2002 Proxy Materials on or after March 18, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Duke files its definitive materials and form of proxy with the Securities and Exchange Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(b), because Proponent has failed to provide proof of continuous ownership for one year;

2. Rule 14a-8(i)(6), because Duke would lack the power or authority to implement the Proposal;

3. Rule 14a-8(i)(10), because Duke has already substantially implemented the Proposal; and

4. Rule 14a-8(i)(7), because the Proposal relates to Duke's ordinary business operations.

While we strongly believe that well-established precedent supports exclusion of the Proposal on the foregoing bases, if the Staff were to depart from those precedents in responding to this letter, then we believe that the Proposal nonetheless would have to be revised before it could be included in Duke's 2002 Proxy Materials, based upon the following rule:

5. Rule 14a-8(i)(3), because the Supporting Statement contains misleading statements, rendering it false and misleading in violation of the proxy rules.

Bases for Exclusion

1. The Proponent Has Not Complied with the Eligibility Requirements of Rule 14a-8(b)

Rule 14a-8(b) requires a shareholder who submits a proposal to provide the company with, among other things, evidence that the shareholder has continuously held its stock for at least one year as of the date the shareholder submits the proposal. Duke received the Proposal on November 9, 2001. The Proponent acknowledged the eligibility requirements by stating the following in its cover letter:

> "The Fund is the beneficial owner of approximately 2,600 shares of the Company's common stock that have been continuously held for more than a year prior to the date of this submission....The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter."

Duke did not receive a letter from the record holder of the stock verifying the Proponent's beneficial ownership. Consequently, on November 21, 2001, no more than 12 days after receiving the Proposal, we sent a letter to Proponent on Duke's behalf notifying Proponent of the defect and requesting the required verification. The letter also notified the Proponent of certain factual inaccuracies in the Proposal and supporting statement. In the letter, we notified Proponent that it had 14 calendar days from receipt of the letter to correct the defect. The letter was sent to Mr. Edward Durkin, as requested by Proponent, by facsimile (the method used by Proponent to send the Proposal to Duke), with a copy by U.S. mail. The Proponent's receipt of the facsimile transmission was confirmed.

On November 29, 2001, Duke received a letter from Proponent containing a revised Proposal, which corrected the factual inaccuracies in the original Proposal. The letter did not, however, provide the requested verification of ownership. As of the date of this letter, Duke has not received any proof of ownership from the Proponent as required by Rule 14a-8(b). Therefore, because the Proponent has not provided the proof of continuous ownership required by Rule 14a-8(b), Duke respectfully requests that the Staff concur with Duke's decision to omit the Proposal from the 2002 Proxy Materials.

2. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Duke Would Lack the Power or Authority to Implement the Proposal.

Under well-established and recently reaffirmed precedent, we believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(6), which provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Duke lacks the power to implement the Proposal because Duke's Board cannot guarantee the election of independent directors who meet the Proponents' definition of independence.

Duke is an Indiana corporation, governed by the Indiana Business Corporation Law (the "Indiana Code"). Pursuant to Section 23-1-30-9 of the Indiana Code and Duke's Articles of

Incorporation and Bylaws, Duke's directors are elected by Duke's shareholders.[2] Thus, only Duke's shareholders may determine who is to serve as a director. Because the Board does not control who is elected as a director, it is not within the power of Duke's Board to guarantee or enforce the election of any particular person or type of person as a director at Duke's annual meetings.

In order to implement the Proposal's goal of establishing a Board of Directors of which two-thirds of the members satisfy the Proponents' definition of independence, the Duke Board would have to ensure the election of a sufficient number of directors who meet that definition. Because a board cannot ensure or require certain types of persons to be elected as directors, these types of proposals have consistently been excluded as beyond a company's power to implement.

For example, Marriott International, Inc. received three proposals for inclusion in its 2001 proxy statement which requested that the Marriott board either adopt policies requiring or take steps to ensure that certain specified board committees and at least two-thirds of the entire board consist of independent directors. In each case, the definition of "independent director" was the same as the definition provided in the Proposal sent to Duke. The Staff concurred with Marriott that each of the proposals could be excluded under Rule 14a-8(i)(6) and stated, "In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." Marriott International, Inc. (available February 26, 2001); see also Marriott International, Inc. (available March 9, 2001). The Staff's statements in the Marriott letter are consistent with a long-standing line of Staff interpretations recognizing that a board cannot ensure election of a particular person or type of person and concurring that proposals requiring a board to ensure that directors possess certain characteristics are beyond a corporation's powers to implement. See Bank of America Corporation (available February 20, 2001) (two no-action letters, relating to similar proposals regarding both the audit and compensation committees); The Boeing Company (available February 13, 2001); AT&T Corp. (available February 13, 2001); PG&E Corporation (available January 22, 2001); Boeing Co. (Klein) (available March 6, 2000); Bill Klein (available August 18, 1999) (Commission refusing to review the Staff's no-action position taken in the February 22, 1999 letter to Boeing); Boeing Co. (available February 22, 1999); Ameritech Corp. (available December 29, 1994); U.S. West, Inc. (available December 22, 1993); and American Telephone & Telegraph Co. (available December 13, 1985).

The Proposal is substantially similar to those cited above. In each case described above, the shareholder proposal attempts to mandate that the composition of the board or a committee of the board consist of directors with certain qualifications. As with each of these other companies, in order to implement the Proposal, Duke's Board would have to ensure or require that directors who satisfy specified criteria are elected. As discussed above, this is a matter which under Indiana law is within the power of shareholders and beyond the Board's power or authority to implement. Duke cannot ensure the election of directors who satisfy the criteria specified by the

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2 Although vacancies on the Board may be filled by appointment by the incumbent directors, even those positions are subject to election by a vote of shareholders after the appointee's initial term expires.

Proponent. Therefore, Duke lacks the authority to implement the Proposals, and we request that the Staff concur, in accordance with long-standing, and recently reaffirmed, precedent, that this provides a basis for excluding the Proposals under Rule 14a-8(i)(6).

3. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.

Although, as discussed above, Duke cannot in the future guarantee or enforce the election of "independent" directors under the Proponent's definition, two-thirds of the members of the Board of Directors, as currently constituted, meet the definition of independence used by the Proponent. Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The Staff has previously found that where members of a board of directors already substantially met the definition of independence set forth in a shareholder proposal, the proposal could be excluded under Rule 14a-8(i)(10). For example, Humana Inc. received a shareholder proposal requesting the establishment of an independent nominating committee of the board, using a definition of independence substantially identical to the definition in the Proposal. Humana argued that the company had met the "substantially implemented" standard because each of the current members of the nominating committee met the definition of independence set forth in the proposal. The Staff concurred that Humana could exclude the proposal under Rule 14a-8(i)(10). See Humana Inc. (available February 27, 2001); and AMR Corporation (available April 17, 2000).

Two-thirds of the members of Duke's Board of Directors already meet the definition of independence set forth in the Proposal. Nine of the 13 members, or 81.8%, meet the definition of independence in the Proposal, thus exceeding the two-thirds threshold. The Proposal lists six directors whom the Proponent considers are not independent pursuant to its definition, consisting of Darell E. Zink, Thomas L. Hefner, John W. Nelley, Howard L. Feinsand, L. Ben Lytle and William Cavanaugh, III. The original Proposal also included director Ngaire E. Cuneo, although when notified that Ms. Cuneo is no longer an employee of Conseco, Inc., the Proponent deleted her name from the list of directors who are not independent. Of the listed directors, Messrs. Lytle and Cavanaugh, and Ms. Cuneo, are independent, as noted below. The remaining four directors are all employed by Duke and are the only four directors who do not meet the definition of independence set forth in the Proposal.

The Proposal states that directors William Cavanaugh, III, L. Ben Lytle, and Ngaire E. Cuneo are not independent because they are "employed by a significant customer or supplier." This statement is incorrect in two respects. First, none of these individuals is employed by a company that is a customer or supplier of Duke. For example, with regard to Messrs. Cavanaugh and Lytle, Duke leases space to companies affiliated with Progress Energy, Inc. and Anthem, Inc., for which Messrs. Cavanaugh and Lytle serve as Chairman and Chief Executive Officer, and Chairman of the Board, respectively. Neither director is, nor have they been, employed by the affiliated companies. Similarly, Ms. Cuneo, who as noted above is no longer an employee of Conseco, Inc., is also not, and has never been, employed by the company referred to by

Proponent as having provided "insurance-related services" to Duke. While the company is affiliated with Conseco, the company was not Ms. Cuneo's employer.

Second, even if the category of "employed by a significant customer or supplier" could be stretched to include Messrs. Cavanaugh and Lytle and Ms. Cuneo, the amounts paid by the lessee companies to Duke and by Duke to the Conseco affiliate are not "significant" to Duke. The payments received from affiliates of Progress Energy and Anthem in 2000 represented 4/10 of 1% and 2/10 of 1%, respectively, of Dukes' revenues for that year, and Duke anticipates that amounts paid in 2001 will be comparable. The amount paid to the Conseco affiliate in 2000 represented 6/10 of 1% of Duke's operating expenses for that year. Furthermore, of this amount, only a small portion was actually paid to the Conseco affiliate for insurance brokerage fees; the substantial majority of the payment was passed through to unaffiliated insurance companies who provided the actual insurance coverage to Duke. In 2001, Dukes anticipates that the amount it will pay Conseco will be comparable to or less than it was in 2000, especially if Duke excludes (as it should) the portion paid by Conseco to the unaffiliated insurance companies. In fact, none of these amounts are required to be disclosed by Duke in its proxy statement pursuant to Item 404 of Regulation S-K, although Duke has chosen in the past to disclose the information voluntarily. Consequently, because the transactions in which Duke engages with affiliates of Progress Energy, Anthem and Conseco are not significant, each of these three directors meets the definition of independence advanced by the Proponent.

Therefore, since more than two-thirds of the Board as a whole meet the definition of independence set forth in the Proposal, Duke has already substantially implemented the Proposal, and we request that the Staff concur that it is appropriate to omit the Proposal from the 2002 Proxy Materials under Rule 14a-8(i)(10).

4. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Definition of "Independence" Micro-Manages Duke's Operations Under the "Ordinary Business" Rule Analysis.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Because the Proposal seeks to micro-manage Duke's operations by defining in detail what constitutes an independent director, Duke may omit the Proposal under Rule 14a-8(i)(7).

As explained by the SEC, the ordinary business exclusion under Rule 14a-8(i)(7) rests upon two central considerations. The first relates to the subject matter of a shareholder proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. Exchange Act

Release No. 40018 (May 21, 1998).

The second consideration is relevant to the Proposal. Duke agrees that the issue of having independent directors on its Board reflects a significant corporate governance policy issue about which shareholders may properly be concerned. However, Duke believes that the determination of what constitutes an appropriate standard of independence for its directors is a matter that is fundamental to the Board's ability to function effectively and to manage numerous complex considerations, and that the Board is in a more appropriate position to evaluate the matter than Duke's shareholders as a group. As such, the seven-prong definition of independence contained in the Proposal is exactly the type of effort to "micro-manage" the company with "intricate details" addressed by the SEC in the 1998 Release.

A public company's board and board committees are subject to numerous overlapping regulatory schemes that require specified directors to satisfy various standards of independence. For example, in order to maintain eligibility for its stock to be traded on the New York Stock Exchange (the "NYSE") (on which Duke's stock is traded), a company must have an audit committee composed of at least three directors who satisfy the definition of independence set forth in NYSE's listing standards. In addition, one manner in which a company may exempt stock-based compensation awards from Exchange Act Section 16(b) is to maintain a compensation committee comprised of at least two directors who satisfy Rule 16b-3's definition of "non-employee director." Also, to maintain the deductibility of executive compensation payments, a compensation committee must be comprised of at least two directors who satisfy the definition of "outside director" set forth in the regulations under Section 162(m) of the Internal Revenue Code. Finally, many institutional shareholders have adopted definitions of independence by which they judge corporate boards, and corporations often evaluate and seek to satisfy certain of these definitions.[3] Because a board cannot ensure or require that directors meeting specified criteria are elected, the board has to carefully evaluate which standards it desires to and is able to satisfy. Navigating these different, yet overlapping, definitions of independence does not raise policy issues; instead, it requires careful board evaluation and assessment to ensure that the board can function on a day-to-day basis and satisfy regulatory objectives.

Both the NYSE and the SEC recognized the role of a company's board in evaluating independence in the context of recently approved NYSE audit committee independence standards. There, instead of adopting a "bright line" definition of independence with respect to business dealings between companies and directors, as some had encouraged, the NYSE adopted, and the SEC approved, the use of a subjective standard which allows for board consideration of whether a particular business relationship interferes with the director's exercise

[3] For example, the California Public Employee's Retirement System (CalPERS), the Council of Institutional Investors (CII) and Teachers Insurance and Annuity Association -- College Retirement Equities Fund (TIAA-CREF) each have adopted different standards for determining directors' independence.

of independent judgment.[4] The SEC also recognized the need to permit flexibility in the application of objective standards for determining independence, stating that the NYSE rule permitting a board to appoint one non-independent director to its audit committee "adequately balances the need for objective independent directors with the company's need for flexibility in exceptional and unusual circumstances."[5]

As reflected by the myriad regulatory standards for independence that companies must address, we believe that the issue of how one defines directors' "independence" is not itself a policy issue and is distinct from the policy issue of the extent to which a board should include independent directors. Instead, the definition of independence is an operational issue that affects the ability of a board to function. Thus, although part of the Proposal may address a policy matter that is outside the scope of ordinary business, the Proposal is excludable under Rule 14a-8(i)(7) because the definition of "independent" contained in the Proposal raises ordinary business matters. See Z-Seven Fund, Inc., (available November 3, 1999) (although proposal relating to adoption and implementation of a special committee report appears to address matters outside the scope of ordinary business, other matters contained in the proposal address details of implementing the report that affect day-to-day operations, and thus the entire proposal may be excluded).

5. If Included, the Proposal Must Be Revised under Rule 14a-8(i)(3) Because the Supporting Statement Contains Misleading Statements in Violation of the Proxy Rules.

If the Proposal cannot be excluded from Duke's 2002 Proxy Materials, then pursuant to Rule 14a-8(i)(3) the Proposal must be revised because the Supporting Statement contains materially false and misleading statements in contravention of the proxy rules. The Supporting Statement contain broad assertions of fact without supporting evidence.

The Supporting Statement asserts that "The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate and if necessary replace management." This statement is misleading because it states as a fact a conclusory opinion without providing a factual basis for that opinion or identifying it as such. A shareholder reading this statement may assume that it is established authority, and, moreover, that, as the statement seems to imply, the entire board must be "independent" to fulfill its duties. Furthermore, this statement appears to imply that the current Duke Board does not act independently, but instead kow-tows to management in its decision-making processes, thereby impugning the character of the current Board members. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or

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4 NYSE Rule 303.01(B)(3)(b) provides, "A director ... who has a direct business relationship with the company may serve on the audit committee only if the company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment." See Exchange Act Release No. 42233 (Dec. 14, 1999).

5 Exchange Act Release No. 42233, text following note 45.

indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. See Philip Morris Companies Inc. (available February 7, 1991) (proposal implying that company "advocate[s] or encourage[s] bigotry and hate" excludable under former Rule 14a-8(c)(3)); Detroit Edison Co. (available March 4, 1983) (statements implying company engaged in improper "circumvention of ... regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)).

The Proposal also makes the conclusory statement that certain directors do not meet the independence standard. Clearly, this is an arguable proposition, as set forth above. Yet, as with the statement discussed above, the Proponent fails to qualify this statement with precatory language indicating that this statement represents the Proponent's personal opinion. If the Proposal must be included in the 2002 Proxy Materials, each of these statements must be recast as the Proponent's opinion or belief.

Therefore, even if the Staff were to view the Proposal as not excludable in their entirety, the Supporting Statement must be revised pursuant to Rule 14a-8(i)(3).

***

Based on the foregoing, Duke respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (404) 527-8363, or Howard L. Feinsand, Duke's General Counsel, at (770) 717-3267, if we can be of any further assistance in this matter.

Sincerely,

George C. Gaskin

cc: Howard L. Feinsand, Esq.
John R. Gaskin, Esq.

Exhibit A

Independent Board Proposal

Resolved, that the shareholders of Duke Realty Corporation ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The board of directors plays a critical role in determining a company's long-term success. A board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate, and if necessary replace management. Independence has been referred to as "a director's greatest virtue" (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996) and we believe independent boards are better positioned to remove non-performing senior executives.

In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a board's members should be "independent" directors. The Company's Board of Directors as presently composed does not meet the two-thirds independence standard. Darell E. Zink, Thomas L. Hefner, John W. Nelley, Howard L. Feinsand, L. Ben Lytle and William Cavanaugh III do not qualify as independent directors under the definition provided above. Messrs. Hefner, Nelley, Zink and Feinsand are employed by the Company in an executive capacity. Messrs. Lytle and Cavanaugh are employed by significant customers or suppliers of the Company.

As long-term shareholders, we believe an independent board best represents shareholders. Adoption of this resolution would encourage our company to work towards this goal. We urge your support for this resolution.

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

November 9, 2001

[SENT VIA FACSIMILE 770-717-2479]

Mr. John R. Gaskin
Secretary
Duke-Weeks Realty Corporation
600 E. 96th Street
Suite 100
Indianapolis, Indiana 46240

Re: Shareholder Proposal

Dear Mr. Gaskin:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke-Weeks Realty Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the independence of the Company's Board of Directors. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas J Harrington

Thomas Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Independent Board Proposal

Resolved, that the shareholders of Duke-Weeks Realty Corporation ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The board of directors plays a critical role in determining a company's long-term success. A board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate, and if necessary replace management. Independence has been referred to as "a director's greatest virtue" (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996) and we believe independent boards are better positioned to remove non-performing senior executives.

In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a board's members should be "independent" directors. The Company's Board of Directors as presently composed does not meet the two-thirds independence standard. Darell E. Zink, Thomas L. Hefner, John W. Nelley, A. Ray Weeks, Howard L. Feinsand, Ngaire E. Cuneo, L. Ben Lytle and William Cavanaugh III do not qualify as independent directors under the definition provided above. Messrs. Hefner, Nelley, Weeks, and Feinsand are employed by the Company in an executive capacity. Messrs. Zink, Lytle, and Cavanaugh and Ms. Cuneo are employed by significant customers or suppliers of the Company.

As long-term shareholders, we believe an independent board best represents shareholders. Adoption of this resolution would encourage our company to work towards this goal. We urge your support for this resolution.

LONG ALDRIDGE & NORMAN LLP
ATTORNEYS AT LAW

FAXED

FACSIMILE TRANSMITTAL

Confidentiality Note: The information contained in this facsimile is legally privileged and confidential information intended only for the use of the individual or entity named below. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this telecopy is strictly prohibited. If you have received this telecopy in error, please immediately notify us by telephone and return the original message to us at the address to the right via the United States Post Office. Thank you.

LONG ALDRIDGE & NORMAN LLP
SUITE 5300
303 PEACHTREE STREET, N.E.
ATLANTA, GA. 30308
(404) 527-4000
(404) 527-4198 FAX
ATLANTA@LANLAW.COM

Date: November 21, 2001

To:

Name/Company	Fax No.	Phone No.
Mr. Edward J. Durkin United Brotherhood of Carpenters	202 543-4871	202 546-6206, Ext. 221
Mr. Thomas J. Harrington Carpenters Combined Benefits Funds of Massachusetts	987 657-9973	987 657-8698
Howard L. Feinsand and John R. Gaskin Duke Realty Corporation	770 717-3314	770 717-3200

From: George C. Gaskin **Phone:** (404) 527-8363

Re:

Number of Pages (including cover): 3

Message:

User No.	107	Client/Matter No.:	8750.006

If transmission is unclear or incomplete, please call sender at the above phone number.

Duke Realty / Shar Proposals

LONG ALDRIDGE & NORMAN LLP
ATTORNEYS AT LAW

GEORGE C. GASKIN
(404) 527-8363

EMAIL ADDRESS
ggaskin@lanlaw.com

November 21, 2001

VIA FACSIMILE (202) 543-4871
CONFIRMATION VIA U.S. MAIL

Mr. Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Re: Shareholder Proposal - Notice of Defect

Dear Mr. Durkin:

Pursuant to Rule 14a-8(f) of Regulation 14A promulgated under Securities Exchange Act of 1934, as amended, I am responding on behalf of Duke Realty Corporation ("DRC") to the shareholder proposal (the "Proposal") that DRC received by facsimile on November 8, 2001, from the Massachusetts Carpenters Pension Fund (the "Fund").

Please be advised that the Proposal is defective. As of the date hereof, DRC has not received from the record holder of DRC's common stock the appropriate verification letter of the Fund's beneficial ownership of such common stock.

In addition, I wish to inform you of certain factual inaccuracies in the Fund's Proposal. First, DRC's corporate name has been changed to Duke Realty Corporation. Second, A. Ray Weeks has resigned from all positions with DRC. Third, Darell E. Zink, Jr. is a Director and Executive Vice President and Chief Financial Officer of DRC. Finally, Ngaire E. Cuneo is no longer employed by Conseco, Inc.

In accordance with Rule 14a-8(f), the Fund has fourteen calendar days from receipt of this letter to correct the above-referenced defect. All future correspondence should be directed to John R. Gaskin, Esq., Secretary of DRC, at the address noted below, with a courtesy copy sent to my attention.

Please feel free to contact me if you have any questions.

Very truly yours,

George C. Gaskin

GCG:smb

cc: Mr. Thomas J. Harrington
Fund Chairman
Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, Massachusetts 01887

John R. Gaskin, Esq.
Secretary
Duke Realty Corporation
3950 Shackleford Road
Suite 300
Duluth, Georgia 30096-8268

Group Send Report

Time : 11-21-01 11:14am
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Tel line 2 : +4045274198
Name : LONG (ALDRIDGE NORMAN

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Document Pages : 03

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UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 29, 2001

[SENT VIA FACSIMILE 770-717-2479]

Mr. John R. Gaskin
Secretary
Duke Realty Corporation
600 E. 96th Street
Suite 100
Indianapolis, Indiana 46240

Re: Revised Shareholder Proposal

Dear Mr. Gaskin:

Please find attached a copy of a revised version of the shareholder proposal ("Proposal") submitted by the Massachusetts State Carpenters Pension Fund ("Fund") by letter dated November 9, 2001 from Fund chairman Thomas J. Harrington. The revised language corrects inaccuracies in the wording of the Proposal's Statement of Support.

If you have any questions or wish to discuss the Proposal. please don't hesitate to contact me at (202) 546-6206 ext. 221.

Sincerely,

Edward J. Durkin

cc. Thomas J. Harrington
George C. Gaskin

Enclosure

101 Constitution Avenue. N.W. Washington. D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Independent Board Proposal

Resolved, that the shareholders of Duke Realty Corporation ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The board of directors plays a critical role in determining a company's long-term success. A board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate, and if necessary replace management. Independence has been referred to as "a director's greatest virtue" (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996) and we believe independent boards are better positioned to remove non-performing senior executives.

In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a board's members should be "independent" directors. The Company's Board of Directors as presently composed does not meet the two-thirds independence standard. Darell E. Zink, Thomas L. Hefner, John W. Nelley, Howard L. Feinsand, L. Ben Lytle and William Cavanaugh III do not qualify as independent directors under the definition provided above. Messrs. Hefner, Nelley, Zink and Feinsand are employed by the Company in an executive capacity. Messrs. Lytle and Cavanaugh are employed by significant customers or suppliers of the Company.

As long-term shareholders, we believe an independent board best represents shareholders. Adoption of this resolution would encourage our company to work towards this goal. We urge your support for this resolution.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 25, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Duke Realty Corporation's Request for No-Action Advice Concerning the Massachusetts State Carpenters Pension Fund Shareholder Proposal

Dear Sir or Madam:

The Massachusetts State Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to Duke Realty Corporation's ("Duke" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to Duke for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal provides as follows:

> Resolved, that the shareholders of Duke Realty Corporation ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders.

For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

1. **The Fund has complied with the eligibility requirements of Rule 14a-8(b)**

Contrary to the Company's assertion the Fund has complied with Rule 14a-8(b) and provided evidence that it has continuously held its stock for at least one year as of the date the Proposal was submitted. *See* Attachment A.

2. **The Company has failed to satisfy its burden of persuasion that the Proposal can be excluded under Rule 14a-8(i)(6)**

The Company argues that the Proposal may be omitted under Rule 14a-8(i)(6) because "the company would lack the power or authority to implement the proposal." [1] Relying on a string of no-action decisions that attempted to – in the Company's words – "mandate" the composition of the Board, the Company claims that it lacks the power to implement the Fund's Proposal. The Company's argument fails to address the shareholder proposal submitted by our Fund, which is clearly within the Company's power to effectuate.

The Fund's Proposal on its face defeats the Company's argument. The Proposal states:

> Resolved, that the shareholders of Duke Realty Corporation ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders.

The Proposal is a precatory proposal asking the board of directors to set a goal of establishing a board that is two-thirds independent of management. It specifically states that the board should pursue this goal through its power to nominate candidates to stand for election. It could not be more clear that the board is not expected to "ensure" that the board is two-thirds independent of management, which is the language of the proposal for which Marriott was granted no action relief. *Marriott International, Inc.* (March 9, 2001). The Company's most recent proxy statement demonstrates that the Company has the ability to comply. It provides in pertinent part:

> GOVERNANCE COMMITTEE
>
> The Governance Committee was formed in January, 2001. The purpose of this committee is to make recommendations to the Board of Directors regarding corporate governance policies and practices, recommend criteria for membership on the Board of Directors, nominate members to the Board of Directors and make recommendations to the Board of Directors

---

[1] We note that the Company subsequently argues that the Proposal has already been substantially implemented and is therefore excludable under Rule 14a-8(i)(10). While the Company is within its rights to plead in the alternative, it seems contradictory to argue both that it is impossible to implement the Proposal and that the Proposal has already been implemented.

concerning the members, size and responsibilities of each of the Committees.

If the Fund's precatory proposal receives a majority vote and the board chooses to implement it, the board can direct the Governance Committee to utilize a potential nominee's independence as one of the criteria it considers when determining whom to nominate, with a goal of establishing a board two-thirds independent of membership. The Company bears the burden of persuasion and it has failed to prove it cannot implement the Proposal.

3. **The Company has failed to satisfy its burden of persuasion that the Proposal can be excluded under Rule 14a-8(i)(7)**

The Company argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it seeks to "micro-manage Duke's operations by defining in detail what constitutes an independent director." It is important to note at the outset that the Company concedes that the Proposal addresses an important topic appropriate for shareholder action when it states in its request for no action relief:

> Duke agrees that the issue of having independent directors on its Board reflects a significant corporate governance policy issue about which shareholders may properly be concerned.

Thus, Duke must prove that this appropriate shareholder proposal should nonetheless be excluded because the Fund provided a definition of independence. Duke fails to satisfy this burden. The definition of "independence" does not "micromanage Duke's operations." The board, should it choose to adopt this precatory proposal, is not handcuffed by it. The definition of independence was provided so that shareholders and the board would be informed of the Fund's view of what constitutes independence.

Duke notes that there are many different definitions of independence. It claims in footnote 3 at page 7 – incorrectly we believe – that CalPers, the Council of Institutional Investors, and TIAA-CREF each have adopted different standards. A copy of the definition employed by each of these organizations is attached as Attachment B. A review demonstrates that the standards adopted are actually very similar and also consistent with the standard the Fund suggests.

The Company also notes that the New York Stock Exchange listing standards provides a different definition of independence, one that allows a board to determine that a director with a direct business relationship with the company may serve on the audit committee if the board in its business judgment determines that relationship does not interfere with the director's exercise of independent judgment. The Fund, and other prominent institutional investors concerned with corporate governance, considers that standard weak. In the Proposal we chose to offer a different definition. That does not support the Company's claim that the Proposal is excludable as an attempt to micromanage. Rather, the proposed definition simply explains our view of what criteria should be examined to determine independence. It would be an odd result for all parties to agree that a proposal addressing the independence of the board of directors is a proper topic for a shareholder proposal, but that the proposal could and should be excluded for the proponent explained what it meant by "independent."

4. **The Company has failed to satisfy its burden of persuasion that the Proposal can be excluded under Rule 14a-8(i)(10)**

The Company argues that since two-thirds of the members of the board currently satisfy the Proposal's definition of independence it can be excluded under Rule 14a-8(i)(10). The Company contends that nine of the thirteen board members are independent. It incorrectly states that nine of thirteen represents 81.8%; it actually represents only 69.2%.

With regard to Ngaire Cuneo, it notes that she is no longer an employee of Conseco. The Company's most recent proxy statement disclosed the following:

> The Company contracted with an affiliate of Conseco, Inc. during 2000 for certain construction and insurance related services. Ms. Cuneo, a Director of the Company, is an Executive Vice President of Conseco, Inc. In 2000, the Company received $31,311 in construction related fees from a Conseco, Inc. affiliate and paid a Conseco, Inc. affiliate $3,142,000 in insurance premiums.

Apparently, she ceased being an employee of Conseco subsequent to the publication of the most recent proxy statement. Interestingly enough, she served as Chair of the Audit Committee at the same time she was Executive Vice President of Conseco, Inc. Assuming Ms. Cuneo is independent, the Company still has not proved at least two-thirds of its directors are independent, which it must to justify exclusion under Rule 14a-8(i)(10) since it bears the burden of proving the Proposal has been substantially implemented.

In regard to William Cavanaugh, III, and L. Ben Lytle, the Company first makes the argument that they are not employed by a significant customer or supplier, but rather by affiliates of customers or suppliers. In light of the Company bearing the burden of persuasion, the Fund believes it is not reasonable to exclude the Proposal on such a highly technical argument. There is no reason that customer or supplier cannot be read to include affiliates.

The Company next argues that the relationship with affiliates of Progress Energy and Anthem are not "significant" to Duke. Assuming this is true, it is irrelevant. The independence concern in regard to individuals employed by customers or suppliers that serve on a company's board of directors is that they may fear they or their employer will suffer if they act in a way that may upset management of the company. For example, a director in satisfying his or her fiduciary duties may have to ask the C.E.O. of a company tough questions concerning a strategy or transaction that the C.E.O. supports. If that director is afraid that the C.E.O. might turn around and direct that the business the company currently gives to the supplier employing that board member be directed somewhere else, then that director may choose not to confront the C.E.O. Thus, the relevant issue is how significant the business is to Progress Energy and Anthem. Duke has failed to prove that this business is not significant to these companies, thus it has failed to prove that they are independent. Therefore, it has failed to satisfy its burden of persuasion that the Proposal has been substantially implemented.

For the foregoing reasons, we submit that the Company has failed to satisfy its burden of persuasion that the Proposal may be excluded from its 2002 proxy materials.

Sincerely,

Ed Durkin

Edward Durkin
Corporate Governance Advisor

Cc: George C. Gaskin, Esq.

APPENDIX A

STATE STREET.
Serving Institutional Investors Worldwide

Brian K. Hurley
Vice President

Specialized Trust Services
P.O. Box 470
Boston, MA 02102

Telephone: (617) 985-7718
Facsimile: (617) 537-5410
bkhurley@statestreet.com

November 30, 2001

[SENT VIA FACSIMILE 770-717-2479]

John R. Gaskin
Secretary
Duke Realty Corporation
600 E. 96th Street, Suite 100
Indianapolis, IN 46240

Re: Shareholder Proposal Record Letter

Dear Mr. Gaskin:

State Street Bank is the record holder for 2,600 shares of Duke Realty Corporation ("Company") common stock held for the benefit of the Massachusetts State Carpenters Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Brian K. Hurley

cc. Thomas J. Harrington, Chairman
Edward J. Durkin

APPENDIX B

Table of Contents

Corporate Governance

TIAA-CREF Policy Statement on Corporate Governance

Teachers Insurance and Annuity Association-College Retirement Equities Fund, as a responsible long-term investor, recognizes the overriding stake that our society and our economy have in the development and vitality of public corporations. We acknowledge that even an ideal system of corporate governance does not guarantee superior performance. Conversely, superior performance can be achieved despite a governance system that is less than perfect. Nevertheless, TIAA-CREF believes that certain principles are the hallmark of an equitable and efficient corporate governance structure. Good corporate governance must be expected to maintain an appropriate balance between the rights of shareholders -- the owners of the corporation -- and the need of the board and management to direct and manage the corporation's affairs free from nonstrategic short-term influences. TIAA-CREF acknowledges a responsibility to be an advocate for improved corporate governance and performance discipline.

This statement is offered as a basis for dialogue with senior corporate management and boards of directors with the objective of improving corporate governance practices. It represents the TIAA-CREF perspective on what we believe are important elements of good corporate governance, and it identifies our voting guidelines on certain proxy issues. This is the third edition of an evolving document, which TIAA-CREF and our boards' Corporate Governance and Social Responsibility Committees revise over time. Of particular importance, this edition presents a more extensive policy statement on the governance of executive compensation practices than did earlier editions.

Although broad principles articulated in this policy statement apply generally to public corporations, most of the specifics relate principally to U.S.-incorporated companies. Recognizing that TIAA-CREF has been diversified internationally for many years and that improved global standards of corporate governance have been developed, we have added a section on global standards.

The Board of Directors

The primary responsibility of the board of directors is to foster the long-term success of the corporation consistent with its fiduciary responsibility to the shareholders. TIAA-CREF supports the primary authority of the board in such areas as the selection of the chief executive officer, review and ratification of the corporation's long-term strategy, assurance of sufficient financial resources and maintenance of financial integrity, and selection of nominees for election to the board. It is recognized that the manner in which boards discharge their responsibilities can vary according to circumstances. However, in order to sharpen the accountability of directors to shareholders, we believe:

- The board should be composed of a substantial majority of independent directors. The board committee structure should include audit, compensation, and nominating and/or governance committees consisting entirely of independent directors. For this purpose, independence means no present or former employment by the company or any significant financial or personal tie to the company or its management that could compromise the director's objectivity and loyalty to the shareholders. An independent director does not regularly perform services for the company, if a disinterested observer would consider the relationship material. It does not matter if the service is performed individually or as a representative of an organization that is a professional adviser, consultant, or legal counsel to the company. However, a director might be considered independent if it is clear to TIAA-CREF that the person is involved in commercial transactions that are being carried out at arm's length in the ordinary course of business and the relationship should not interfere with the individual's ability to exercise independent judgment. All monetary arrangements with directors for services outside normal board activities should be approved by a committee of the board that is composed of independent directors and should be reported in the proxy statement.

EXPLANATORY NOTES TO CORE POLICIES

(INDEPENDENT DIRECTOR DEFINITION)

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

> NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:
>
> -- independence is critical to a properly functioning board,
>
> -- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,
>
> -- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,
>
> -- while an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:

> (a) is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;
>
> *NOTES*: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major

policymaking function for the corporation.

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

(b) is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;

NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

(c) is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,

Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a *direct* beneficiary of *any* donations to such an organization.

(f) is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

(g) is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 3/26/01

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Appendix B-1: Definition of Independent Director

Independent director" means a director who:

- has not been employed by the Company in an executive capacity within the years;
- is not, and is not affiliated with a company that is, an adviser or consultant Company or a member of the Company's senior management;
- is not affiliated with a significant customer or supplier of the Company;
- has no personal services contract(s) with the Company, or a member of the Company's senior management;
- is not affiliated with a not-for-profit entity that receives significant contribu the Company;
- within the last five years, has not had any business relationship with the Co (other than service as a director) for which the Company has been required disclosure under Regulation S-K of the Securities and Exchange Commissio
- is not employed by a public company at which an executive officer of the C serves as a director;
- has not had any of the relationships described above with any affiliate of th Company; and
- is not a member of the immediate family of any person described above.

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LONG ALDRIDGE
& NORMAN LLP
ATTORNEYS AT LAW

GEORGE C. GASKIN
(404) 527-8363

EMAIL ADDRESS
ggaskin@lanlaw.com

January 29, 2002

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, our client, Duke Realty Corporation ("Duke"), submitted a no-action request (the "No-Action Request") to the Securities and Exchange Commission (the "Commission") on December 18, 2001 regarding its decision to omit from its proxy statement and form of proxy for Duke's 2002 Annual Meeting of Shareholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the Massachusetts State Carpenters Pension Fund (the "Proponent"). The Proponent responded to the No-Action Request by letter dated January 25, 2002 (the "Response Letter"). We hereby submit on behalf of Duke this further information in reply to the Response Letter.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. The attachments consist of the following:

1. A copy of Duke's No-Action Request letter for reference purposes (without the attachments to that letter); and

2. A copy of the Proponent's Response Letter regarding Duke's No-Action Request.

Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent.

In its No-Action Request, Duke requested that the staff of the Commission (the "Staff") concur with Duke's decision to exclude the Proposal from the 2002 Proxy Materials pursuant to the following provisions of Rule 14a-8 and Duke's arguments made pursuant to those provisions:

1. Rule 14a-8(b), because the Proponent failed to provide the requisite proof of continuous ownership of Duke common stock;
2. Rule 14a-8(i)(6), because Duke would lack the power or authority to implement the Proposal;
3. Rule 14a-8(i)(7), because the definition of independence in the Proposal micro-manages Duke's operations under the "ordinary business" rule analysis; and
4. Rule 14a-8(i)(10), because the Proposal has already been substantially implemented.

Duke further requested that if the Staff did not concur that the Proposal could be excluded under one of the above provisions, then the Proponent must be required to revise the Proposal pursuant to Rule 14a-8(i)(3). While the Proponent responded in its Response Letter to the four Duke arguments noted above, the Proponent did not respond to this argument requesting that the Proposal be revised.

Duke respectively submits to the Staff the following arguments in reply to the Proponent's Response Letter:

1. Rule 14a-8(b)

As noted in Duke's No-Action Request, Duke notified the Proponent of its failure to provide the requisite proof of continuous ownership by letter dated November 21, 2001 (the "Defect Letter"), not more than 12 days after Duke received the Proposal. The Defect Letter also notified the Proponent of certain factual inaccuracies in the Proposal and supporting statement. On November 29, 2001, Duke received a letter from the Proponent containing a revised Proposal correcting the factual inaccuracies, but to date has not received a letter from the Proponent providing the requisite verification of ownership. In its November 29 letter, the Proponent did not mention that it had failed previously to send the verification letter, or that it was about to do so.

The Proponent states in its Response Letter that it did provide evidence of ownership to Duke, and attaches a purported verification letter from State Street Bank ("State Street") dated November 30, 2001, that appears to have been sent by State Street to the Proponent by facsimile on November 29, 2001. While Duke has apparently received all other correspondence from the Proponent, Duke has no record of ever receiving this letter. We note that the Proponent has not provided any evidence (such as a certified letter delivery receipt or a facsimile receipt confirmation) showing that the verification letter was actually sent to Duke.

2. Rule 14a-8(i)(6)

Contrary to the Proponent's arguments in its Response Letter, Duke believes, as noted in its No-Action Request, that it lacks the power or authority to implement the Proposal because it cannot establish a Board of Directors of which two-thirds are "independent" according to the

Proponent's definition. The comparable proposal sent to Marriott requested the Marriott Board to "adopt a policy requiring that at least to two-thirds of the members of the Board be 'independent' directors." Marriott International, Inc. (February 26, 2001). Duke does not believe that there is an appreciable difference between "adopting a policy" and "setting a goal," especially since in either case the outcome that the respective proponent seeks under the proposal is in the control of the shareholders of the respective corporation, not in the control of the board of directors. As discussed in the No-Action Request, the election of Duke's directors, and consequently the characteristics of those directors, are in the control of the shareholders who elect them, not in the Board.

3. Rule 14a-8(i)(7)

Duke believes that, despite the Proponent's arguments, the Proposal's definition of "independence" would handcuff Duke's Board and thereby micro-manage Duke's operations. The Proponent specifically included the definition of independence in the text of the Proposal itself, stating that this was the definition to be used for purposes of the Proposal. If the Proponent intended to simply provide its view of what the independence criteria should be, the definition should not have been made a part of the Proposal, but instead part of the supporting statement. As noted by the Proponent, there are clearly differing views on when a director is deemed independent, from those views of various self-regulatory organizations to those of various institutional investors. By making its definition the required definition for the Proposal, the Proponent is attempting to lock Duke in to its view, thereby handcuffing the Board and seeking to micro-manage Duke's operations.

4. Rule 14a-8(i)(10)

With respect to the Proponent's arguments regarding whether two-thirds of the current Duke Board members are "independent," Duke contends that, despite this firm's inadvertent math error, 69.2% of the Board of Directors (which is more than two-thirds) currently satisfy the Proponent's definition of independence.[1] Consequently, the Proposal has already been substantially implemented.

It appears from the Response Letter that the Proponent believes that directors Cavanaugh, Lytle and perhaps Cuneo are not independent. As Duke noted in its No-Action Request, a substantial majority of the funds that Duke paid to an affiliate of Conseco, Inc., Ms. Cuneo's

[1] With respect to the Proponent's note stating that Duke's argument under Rule 14a-8(i)(10) is contradictory to its argument under 14a-8(i)(6), Duke believes that in fact the two arguments are complimentary. While two-thirds of the Duke Board currently meet the Proponent's definition of the independence, the shareholders themselves have created this result by electing the current directors. The Board could not ensure that past elections resulted in members who were "independent," any more than it can ensure that future elections will have that result. The shareholders, however, by exercising their voting power under Indiana law, can effect the make-up of the Board, with the result that the Proposal has already been substantially implemented.

former employer, were passed through by the affiliate to unaffiliated insurance companies who provided the actual insurance coverage to Duke. Consequently, the actual amounts paid to the Conseco affiliate were insignificant, both to Duke and to the Conseco affiliate.

The Proponent also argues in the Response Letter that the terms "significant customer or supplier" in its definition of independence refer to a relationship that is significant to the customer or supplier, not to Duke. While the plain reading of the definition would imply that "significant" should be viewed from Duke's perspective, Duke's relationships with the affiliates of Progress Energy and Anthem are even less significant to those two companies. Based upon the information provided by those companies in recent quarterly reports filed with the Commission, the amounts paid to Duke in 2001 amounted to approximately 0.05% and 0.03%, respectively, of those companies' gross revenues.

***

Based upon the foregoing and upon the information set forth in our No-Action Request, Duke respectfully reiterates its request for the Staff's concurrence with its decision to omit the Proposal from the 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (404) 527-8363, or Howard L. Feinsand, Duke's General Counsel, at (770) 717-3267, if we can be of any further assistance in this matter.

Very truly yours,

George C. Gaskin

cc: Howard L. Feinsand, Esq.
John R. Gaskin, Esq.
Duke Realty Corporation
Stacy S. Ingram, Esq.
Long Aldridge & Norman LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Realty Corporation
Incoming letter dated December 18, 2001

The proposal requests that the board "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors" and that it "pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders."

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Duke Realty failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in its request for additional information from the proponent. Accordingly, unless the proponent provides Duke Realty with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Duke Realty omits the revised proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Duke Realty may exclude the entire revised proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the statement that begins "The board of directors . . ." and ends ". . . replace management" as the proponent's opinion;
- delete the statement that begins "The Company's Board of Directors . . ." and ends ". . . independence standard"; and
- revise the discussion that begins "Darell E. Zink . . ." and ends " . . . by significant customers or suppliers of the Company" to delete any reference to Messrs. Lytle and Cavanaugh, and to delete the sentence that begins "Messrs. Lytle and Cavanaugh . . ." in its entirety.

Accordingly, unless the proponent provides Duke Realty with a revised proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Duke Realty omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Duke Realty may exclude the revised proposal from its proxy materials in reliance on rule 14a-8(i)(6). Accordingly, we do not believe that Duke Realty may omit the revised proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Duke Realty may exclude the revised proposal from its proxy materials in reliance on rule 14a-8(i)(7). Accordingly, we do not believe that Duke Realty may omit the revised proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Duke Realty may exclude the revised proposal from its proxy materials in reliance on rule 14a-8(i)(10). Accordingly, we do not believe that Duke Realty may omit the revised proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor